Exhibit 16.1

February 12, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Nuvation Bio, Inc., included under Item 4.01 of its Form 8-K dated February 12, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed on February 12, 2021, of our dismissal following completion of (i) the audit of Panacea Acquisition Corp’s financial statements for the year ended December 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company, (ii) the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York